UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fair Isaac Coropration

(Name of Issuer)

Common Stock

(Title of Class of Securities)

303250104

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 368682100

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,155,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,155,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,155,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,155,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,155,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,155,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg Global Select Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 718,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 718,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 718,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 718,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 718,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 718,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No.1 is filed with respect to the shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Fair Isaac Corporation, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of October 11, 2007 and amends and supplements the Schedule 13D filed on June 29, 2007 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity And Background

(a)           The names of the persons filing this statement on Schedule 13D are Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Castlerigg Global Select"); CGS, Ltd., a Cayman Islands exempted company ("CGS"); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company (“CGSH”); and Thomas E. Sandell ("Sandell"). Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS, CGSH and Sandell are collectively referred to herein as the "Reporting Persons".

(b)           The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Castlerigg Global Select, CGS and CGSH is Walker House, P.O. Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address for each of SAMC and Sandell is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

(c)           Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. Castlerigg Global Select is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Global Select invests substantially all of its assets indirectly in CGS, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. CGSH is the controlling shareholder of CGS and Castlerigg Global Select is the controlling shareholder of CGSH. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings, Castlerigg Master Investments, Castlerigg Global Select, CGS and CGSH. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS and CGSH (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

(d)-(e)     Except as set forth below, during the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

In October 2007, SAMC, Sandell, and certain of SAMC’s employees settled an enforcement matter with the Securities and Exchange Commission (“SEC”) with respect to certain trades of Castlerigg Master Investments in shares of Hibernia Corporation in 2005. Without admitting or denying the SEC allegations contained in the SEC order, (i) SAMC agreed to accept relief based on charges under Section 10(a) of the Securities Exchange Act of 1934, as amended, and Section 17(a)(2) of the Securities Act of 1933, as amended (“Securities Act”) and paid a civil fine of $650,000, (ii) Sandell agreed to accept relief based on charges of aiding and abetting under Section 10(a) and Rule 10a-1 of the Exchange Act (collectively, the “Short Sale Rule”) and charges under Sections 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”), and paid a civil fine of $100,000, and (iii) certain employees of SAMC agreed to accept relief based on SEC charges of aiding and abetting under the Short Sale Rule and paid smaller civil fines. SAMC was also ordered to disgorge the sum of $7,500,000 intended to approximate losses avoided by Castlerigg Master Investments. Further, each of SAMC, Sandell and certain of SAMC’s employees were censured under the Advisers Act, and SAMC was enjoined from committing any future violations of Section 17(a)(2) of the Securities Act.

(f)           Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. SAMC, Castlerigg Global Select, CGS and CGSH are Cayman Islands exempted companies. Sandell is a citizen of Sweden.

Item 3.	Source And Amount Of Funds Or Other Consideration

Funds for the purchase of the shares of Common Stock reported herein to be held by Castlerigg Master Investments and CGS were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $106,807,167 (including commissions) was paid to acquire the shares of Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer

(a)           Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 2,155,500 shares of Common Stock held by Castlerigg Master Investments, representing approximately 3.9% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 718,500 shares of Common Stock held by CGS, representing approximately 1.3% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a “group,” which “group” may be deemed to beneficially own an aggregate of 2,874,000 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock. The percentages used herein are based upon the 55,420,997 shares of Common Stock reported to be outstanding as of July 31, 2007 by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2007, filed with the Securities and Exchange Commission on August 6, 2007.

(b)           None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,155,500 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 718,500 shares of Common Stock held by CGS.

(c)           No transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

(d)           No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments. No person other than CGS, CGSH, Castlerigg Global Select, SAMC and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by CGS.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 12, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG GLOBAL SELECT FUND LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CGS, LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG GS HOLDINGS, LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

APPENDIX III

INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

Name	Principal Occupation	Address	Citizenship
Thomas E. Sandell	See Item 2	See Item 2	See Item 2
Sandell Director Services LLC	Director Services	c/o Sandell Asset Management Corp. 40 West 57th Street, 26th Floor New York, New York 10019	Delaware

Name	Principal Occupation	Address	Citizenship
Daniel Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo Monaco	Belgium
InterCaribbean Services Ltd.	Fund Administrator	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	Curacao, Netherlands Antilles
Timothy O’Brien	Chief Financial Officer of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States
Richard Gashler	General Counsel of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States
Hilmi Unver	Portfolio Manager	98 rue de Saint-Jean case postale 5240 CH-1211 Geneve 11 Switzerland	Switzerland